Terms of the Notes

The Digital Return Plus Notes Linked to the Least Performing of the S&P 500® Index, the Dow Jones Industrial Average® and the Russell 2000® Index (the “Notes”) provide you the greater of a) 1-to-1 upside exposure to increases in the value of the Least Performing Underlying and b) a Digital Payment of $1,170.00 if the Ending Value of each Underlying is greater than or equal to its Starting Value. If the Ending Value of the Least Performing Underlying is less than its Starting Value but greater than or equal to its Threshold Value, you will receive the principal amount of your Notes at maturity. However, if the Ending Value of any Underlying is less than its Threshold Value, there is full exposure to declines in the Least Performing Underlying, and you will lose a significant portion or all of your investment in the Notes.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years.
Underlyings:	The S&P 500® Index (Bloomberg symbol: “SPX”), the Dow Jones Industrial Average® (Bloomberg symbol: “INDU”) and the Russell 2000® Index (Bloomberg symbol: “RTY”), each a price return index.
Pricing and Issue Dates*:	February 23, 2021 and February 26, 2021, respectively
Threshold Value:	For each Underlying, 70% of its Starting Value.
Digital Payment*:	$1,170.00 per Note, which represents a return of 17.00% over the principal amount.
Initial Estimated Value Range:	$920.00-$960.00 per $1,000 in principal amount of Notes.
Underwriting Discount:*	$28.50 (2.85% of the public offering price) per $1,000 in principal amount of Notes.
Referral Fee:*	$3.50 (0.35% of the public offering price) per $1,000 in principal amount of Notes.
CUSIP:	09709UBG2.
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105721000631/form424b2.htm
* Subject to change prior to the Pricing Date.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes
60.00%	$1,600.00	60.00%
50.00%	$1,500.00	50.00%
40.00%	$1,400.00	40.00%
30.00%	$1,300.00	30.00%
17.00%	$1,170.00(1)	17.00%
10.00%	$1,170.00	17.00%
5.00%	$1,170.00	17.00%
2.00%	$1,170.00	17.00%
0.00%	$1,170.00	17.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%(2)	$1,000.00	0.00%
-30.01%	$699.90	-30.01%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%
(1) This amount represents the Digital Payment. (2) This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	The Notes do not bear interest.
•	The Redemption Amount will not reflect the levels of the Underlyings other than on the Valuation Date.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your principal amount even if the Ending Value of one Underlying is greater than or equal to its Threshold Value.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payment on the Notes is subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The Notes are subject to risks associated with small-size capitalization companies.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated February 3, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.